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                              April 20, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-3
                                                            Filed April 7, 2022
                                                            File No. 333-259619

       Dear Mr. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-3 filed April 7,
2022

       Risk Factors
       Risks Relating to Our Business
       "If we are deemed to be an investment company under the Investment Company Act of 1940 . . .
       ", page 14

   1.                                                   In the risk disclosure
regarding the Company   s investment company status, you (i) state
                                                        that you "exceeded the
40% Threshold on October 19, 2022" (emphasis added) and (i)
                                                        identify such date as
the date that you believe began the one-year safe harbor for transient investment companies
under Rule 3a-2(b). It appears that these are, actually, intended to be references to
October 19, 2021 (emphasis added). Please make necessary changes.
 Scott W. Absher
ShiftPixy, Inc.
April 20, 2022
Page 2
2.    In the risk disclosure regarding the Company   s investment company
status, please also
      address the risk that the Company could be deemed to be an investment company under section 3(a)(1)(A) of the Investment Company Act of 1940.
General

3. Refer to your response to comment 3 and previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.
        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                          Sincerely,
FirstName LastNameScott W. Absher
                                                          Division of
Corporation Finance
Comapany NameShiftPixy, Inc.
                                                          Office of Trade &
Services
April 20, 2022 Page 2
cc:       Ivan Blumenthal
FirstName LastName